Exhibit 99.1

Inspira Technologies Announces Deployment Agreement in the Israeli Market to Target $15M

The Agreement is for a 7-year Period, Subject to Regulatory Approval

April 6, 2022

RA'ANANA, Israel, Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”) announced today the execution of a summary distribution agreement with Bepex Ltd. (established in 1969) (“Bepex”) that includes the potential future deployment of Inspira’s ART (Augmented Respiration Technology) systems, designed to prevent the need for invasive mechanical ventilation. Bepex, a leading Israeli medical technology companies, imports, markets and services medical equipment for global medical device companies such as Hamilton (mechanical ventilators) and LivaNova (ECMO-Extracorporeal Membrane Oxygenation systems). As part of the collaboration with Bepex, the first systems are slated for deployment at the largest medical centers in Israel.

Inspira’s summary distribution agreement with Bepex is expected to be followed by a more comprehensive agreement. To date, this latest summary agreement follows three prior summary distribution agreements previously executed by Inspira, which jointly target approximately $386M in the U.S. and European markets, all subject to regulatory approvals. The agreement with Bepex has an initial term of seven years, subject to the completion of product development and relevant regulatory approvals.

“We believe that Inspira’s ART system is exactly what Israeli medical teams look for,” commented Rami Pais, CEO of Bepex. “We strongly support this groundbreaking technological development, which we believe is destined to become a new category of care for the acute respiratory failure market.”

Yigal Kassif, MD. Chairman of Israeli ECMO Society & Cardiac Surgeon at Sheba Medical Center stated, “As of today, the only known treatment available for patients after non-invasive ventilation is highly invasive mechanical ventilation, which poses high risks and complications to patients. The ART system may be an opportunity to treat patients with new technology. Personally, I am proud of the fact that the ART was developed in Israel."

Forward-Looking Statements Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses the terms of the summary distribution agreement with Bepex, the potential targeted amounts that may be derived pursuant to the summary distribution agreements executed to date, that the ART system is destined to become a new category of care for the acute respiratory failure market, that the ART system may be an opportunity to treat patients with new technology and the potential regulatory approvals for the sale and marketing of the ART systems in the relevant jurisdictions. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021filed with the SEC, which is available on the SEC’s website, www.sec.gov

Investor Relations Contact:

Miri Segal, MS-IR LLC+917-607-8654

msegal@ms-ir.com, info@inspirao2.com

MRK-ARS-023